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MAR 0

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Market Street, 16th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian (415) 296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) A copy of the Exemption Report
☐ (p) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN FRANCISCO)

On FEBRUARY 28th 2017 before me, GILAYNA JOY SANTOS, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared DAVID TATEOSIAN
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

GILAYNA JOY SANTOS
Commission # 2123850
Notary Public - California
San Francisco County
My Comm. Expires Aug 16, 2019

Signature ______________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ANNUAL AUDIT REPORT / OATH & AFFIRMATION
Document Date: 02/28/2017 Number of Pages: 2
Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

Index

December 31, 2016

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 28, 2017

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(in thousands, except share amounts)

ASSETS		
Cash and cash equivalents	$	45,400
Receivable from clearing organization		1,255
Commissions receivable		911
Receivable for unsettled trades		251
Receivable from First Republic and affiliates, net		3,777
Receivable from employees		11,610
Other receivables		746
Securities purchased, not yet sold, at fair value		1
Deposit with clearing broker		1,000
Prepaid expenses		488
Intangible assets		1,524
Total assets	$	66,963
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses		5,011
Securities sold, not yet purchased, at fair value		141
Total liabilities		5,152
MEMBER'S EQUITY:		
Common stock, $0.01 par value—Authorized and outstanding 10,000 shares		—
Additional paid-in capital		22,194
Retained earnings		39,617
Total member's equity		61,811
Total liabilities and member's equity	$	66,963

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2016
(in thousands)

REVENUE:		
Agency commissions	$	6,886
Principal commissions		6,054
Other brokerage revenues		574
Margin participation revenues		2,968
Insurance and annuities		4,207
Asset gathering fees		1,750
Brokerage money market mutual funds and 12b-1 trailer fees		3,587
Other money market mutual funds fee		3,048
Deposit revenues with First Republic		28,095
Income from First Republic and affiliate		26,271
Other income		111
Total revenue		83,551
EXPENSES:		
Salaries and related benefits		29,213
Clearing and administrative fees		9,262
Occupancy		1,965
Information systems		870
Regulatory fees		868
Dues and subscriptions		1,063
Professional fees		399
Travel and entertainment		584
Other general and administrative		851
Intangible asset amortization		982
Total expenses		46,057
NET INCOME	$	37,494

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2016
(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance—December 31, 2015	10	$ —	$ 22,194	$ 48,123	$ 70,317
Dividend to First Republic	—	—	—	(46,000)	(46,000)
Net income	—	—	—	37,494	37,494
Balance—December 31, 2016	10	$ —	$ 22,194	$ 39,617	$ 61,811

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2016
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	37,494
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		982
Changes in assets and liabilities:		
Receivable from clearing organization		645
Commissions receivable		(726)
Receivable for unsettled trades		1,246
Receivable from First Republic and affiliates, net		(4,690)
Receivable from employees		(4,599)
Other receivables		1,922
Securities purchased, not yet sold, at fair value		(1)
Prepaid expenses		(135)
Accounts payable and accrued expenses		761
Securities sold, not yet purchased, at fair value		141
Net cash provided by operating activities		33,040
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend to First Republic		(46,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,960)
CASH AND CASH EQUIVALENTS—Beginning of year		58,360
CASH AND CASH EQUIVALENTS—End of year	$	45,400

See accompanying notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and is regulated by the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Brokerage revenue is recorded on a trade-date basis. Other revenue from intercompany transactions is recorded on an accrual basis.

Agency Commissions — The revenues are earned for the purchase and sale of equity securities on behalf of clients. Clients with full service brokerage accounts work with portfolio managers to purchase or sell exchange-traded-funds, equities, mutual funds, listed options and other securities. Clients can also transact through online services for self-directed brokerage accounts to purchase and sell securities.

Principal Commissions — The revenues are earned for the purchase and sale of fixed income securities on behalf of clients. Clients work with portfolio managers to purchase treasury, corporate, municipal and other fixed income securities as part of the overall investment portfolio strategy.

Brokerage Money Market Mutual Funds and 12b-1 Fees — The Company has selling agreements with the mutual fund companies and the clearing broker for the distribution of shares of open ended registered investment companies. The Company receives revenues for distribution of such shares to its clients from mutual fund companies and the clearing broker.

Other Money Market Mutual Funds Fee — First Republic has a selling agreement with a third-party, non-affiliated entity for the distribution of money market mutual funds shares. First Republic receives revenues for the distribution of such shares to its Bank clients. The Company has a revenue share agreement with First Republic.

Income Taxes — As a single-member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of First Republic. The Company does not reimburse First Republic for income taxes, does not have a tax sharing agreement with First Republic, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $1.0 million in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Securities Purchased — Securities purchased are recorded at fair value. The Company bases the fair value of securities owned on the price that would be received to sell the securities in an orderly transaction between market participants at the measurement date. The Company uses prices obtained through a third-party valuation source in determining fair value.

Securities Sold — Securities sold not yet purchased are recorded at fair value. The Company bases the fair value of securities sold on the price that would be delivered to buy the securities in an orderly transaction between market participants at the measurement date. The Company uses prices obtained through a third-party valuation source in determining fair value.

Receivable For Unsettled Trades — During the course of normal business, the Company will periodically have receivables and payables arising from unsettled regular-way trades. Such receivables and payables are recorded on a gross basis.

Intangible Assets — Intangible assets related to customer relationships were created in July 2010 as a result of the transaction to re-establish First Republic as an independent bank. Such intangible assets are amortized on an accelerated basis over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2016 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 10,726

The following table presents the estimated principal amortization of intangible assets as of December 31, 2016:

(in thousands)		
2017	$	739
2018	$	496
2019	$	253
2020	$	36

3. RECEIVABLES FROM EMPLOYEES

The Company periodically hires portfolio managers from other financial institutions. As an incentive to join, some portfolio managers execute an agreement with the Company to receive a transition compensation advance upon hire. Costs of such arrangements, which are included in salaries and related benefits, were $1.3 million in 2016. Normal repayments occur over the life of the advance, typically over a period that ranges from 7 to 10 years, including interest related to the financing component of the arrangement. If a portfolio manager terminates employment before the end of the agreement, any remaining outstanding balance under the agreement is payable to the Company immediately. The total receivables at December 31, 2016 were $11.6 million.

The following table represents the estimated future principal amortization of the receivables:

(in thousands)		
2017	$	1,718
2018	$	1,791
2019	$	1,715
2020	$	1,676
2021	$	1,512
2022 and thereafter	$	3,198

4. RELATED PARTY TRANSACTIONS

Cash

The Company has a cash account with First Republic in the amount of $38.4 million as of December 31, 2016.

Expense Sharing

The Company and First Republic have an expense-sharing agreement for rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $5.9 million for such expenses for the year ended December 31, 2016, which are recorded in their respective categories in the Statement of Income.

Revenue Sharing

First Republic shares with the Company the revenues related to "Eagle Bank Sweep" product. As a part of the Eagle Bank Sweep product, uninvested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. For the year ended December 31, 2016, the Company earned revenues of $24.2 million from this activity. In addition, the

Company earned revenues of $3.9 million for referring other bank products to First Republic, such as checking accounts, for total deposits related revenues from First Republic of $28.1 million.

First Republic pays the Company management fees related to the training and licensing of First Republic's licensed representatives, which is recorded as income from First Republic and affiliate.

The Company has a revenue sharing agreement with First Republic Investment Management, Inc. (FRIM). FRIM is a registered investment adviser and a wholly-owned subsidiary of First Republic. FRIM manages assets for individuals and institutions in equities, fixed income, balanced and alternative investment accounts. The Company provides custody and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives and shares the Company's personnel for certain operations functions for the benefit of FRIM. In addition, the Company acts as a private placement agent for unregistered securities issued by FRIM. The Company is paid for these services and the payments are recorded as income from First Republic and affiliate in the Statement of Income.

The following table presents the income from First Republic and FRIM for the year ended December 31, 2016:

(in thousands)		
First Republic Bank—Training and licensing	$	1,409
FRIM—Custody, trading, training, licensing and back office	$	23,824
FRIM—Private Placement Agent	$	1,038
Total	$	26,271

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are referred to First Republic. The revenue received by the Company for this money market mutual fund activity was $3.0 million for the year ended December 31, 2016, and is included in money market mutual funds fee in the Statement of Income.

5. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and have been granted stock options and restricted stock units ("RSUs"). Compensation expense is recorded based on the fair value of the stock award at the date of grant and recognized over the vesting period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. The Company recognized $445,000 of expense associated with stock awards for the year ended December 31, 2016.

6. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker (currently Pershing) for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the

need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. There are no active cases against the Company.

7. INCOME TAXES

The Company is a wholly-owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $13.8 million for the year ended December 31, 2016.

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $7.4 million, which was $6.4 million in excess of its required net capital of $1.0 million. The ratio of aggregate indebtedness to net capital is 0.68 to 1 as of December 31, 2016.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon Company (BNY Mellon).

9. SUBSEQUENT EVENTS

The Board of Directors of the Company has approved a dividend of $25.0 million to First Republic payable on March 3, 2017. The dividend payment will not have any adverse impact on the Company's operations or regulatory capital.

Schedule I

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016
(in thousands)

NET CAPITAL:		
Total member's equity	$	61,811
Less nonallowable assets and other deductions or charges:		
Cash with First Republic		38,382
Allowable cash with First Republic		(1,445)
Receivable from First Republic		3,777
Prepaid expenses, other receivables and intangible assets		13,680
Other deductions and/or charges		9
NET CAPITAL	$	7,408
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	5,011
TOTAL AGGREGATE INDEBTEDNESS	$	5,011
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital required - greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	6,408
Ratio of aggregate indebtedness to net capital		68%

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2016, FOCUS report, as filed on January 26, 2017.

Schedule II

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon (BNY Mellon).

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have reviewed management's statement, included in the accompanying Rule 17a-5 Exemption Report (the Exemption Report), in which (1) First Republic Securities Company (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 28, 2017

FIRST REPUBLIC SECURITIES COMPANY, LLC
It's a privilege to serve you®

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of First Republic Bank)
February 28, 2017

Re: Rule 17a-5 Exemption Report For 2016

First Republic Securities Company, LLC, a securities broker, is hereby claiming exemption from paragraph (k) of Exchange Act Rule 15c3-3 (the "exemption provisions") under (k)(2)(ii) as stated below (the "identified exemption provisions"):

- First Republic Securities Company, LLC, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
- First Republic Securities Company, LLC, met the above identified exemption provisions throughout the most recent fiscal year without exception.

Kerry Hamana
Senior Vice President of Operations
First Republic Securities Company, LLC

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to SIPC for the year ended December 31, 2016, which were agreed to by First Republic Securities Company (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016 , with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIRST REPUBLIC SEC CO LLC
ATTN ACCOUNTING DEPT
388 MARKET ST 12TH FL
SAN FRANCISCO CA 94111-5311

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ramesh Patel (415)296-5809

2. A. General Assessment (item 2e from page 2) $ 153,626

B. Less payment made with SIPC-6 filed (**exclude interest**) (77,549)

7/27/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 76,077

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 76,077

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Republic Securities Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of January, 20 17.

Ramesh Patel, VP & Division Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 83,550,978
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,838,239
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,262,215
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	22,100,454
2d. SIPC Net Operating Revenues	$ 61,450,524
2e. General Assessment @ .0025	$ 153,626

(to page 1, line 2.A.)